SIRIT Inc.

June 30, 2004

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

Dear Sirs:

RE: SIRIT Inc. - Reg. No. 82-3200

Enclosed please find a copy of News Release #04-10, the Material Change Report pertaining to News Release #04-10 and the Material Change Report pertaining to News Release #04-09 for SIRIT's file.

Yours truly,

per

Anastasia Chodarcewicz
Chief Financial Officer and Corporate Secretary

/encl.

dle 7/16

Reg. No. 82-3200

NEWS RELEASE

NR#04-10

FOR MORE INFORMATION:

Craig Armitage
Senior Account Executive
The Equicom Group
(416) 815-0700 x246
carmitage@equicomgroup.com

Fred Veinot
Vice President
SIRIT
(800) 498-8760 x225
fveinot@sirit.com

SIRIT INC. SELLS INVESTMENT FOR GROSS CASH PROCEEDS OF US $2 MILLION

Toronto, ON – June 29, 2004 – SIRIT Inc. (TSX: SI) today announced the sale of its interest in one of its four remaining portfolio investments for gross cash proceeds of US$2,000,000, resulting in a gain in the second quarter, after expenses, of approximately US$1,200,000.

"We continue to execute on our stated strategy to sell our remaining portfolio investments to support the growth of our RFID business in supply chain management and other markets," said Anastasia Chodarcewicz, CFO of SIRIT Inc.

The proceeds will be used to fund ongoing development and marketing initiatives.

About SIRIT
Founded in 1993, SIRIT is a leading provider of Radio Frequency Identification ("RFID") solutions to customers worldwide. The company designs, manufactures, integrates and sells RFID solutions with an emphasis on two vertical markets; Supply Chain Management ("SCM") and Automatic Vehicle Identification ("AVI"). The SCM business unit focuses on supply chain and logistics management solutions while the AVI business unit focuses on revenue collection systems such as tolling, including state of the art High Occupancy Tolling solutions, and access control. Following its years of success in deploying traditional RFID products, SIRIT continues to capitalize on the growing demand for next generation RFID solutions. SIRIT trades on the Toronto Stock Exchange under the symbol SI and has approximately 88 million shares outstanding.

For more information on SIRIT visit **www.sirit.com** or call (800) 498-8760.

This news release includes forward-looking statements that are based on certain assumptions and reflect SIRIT's current expectations. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Additional factors are discussed in SIRIT's filings with the securities regulatory authorities in Canada. SIRIT disclaims any intention or obligation to update or revise any forward-looking statements.

#

This is the form of a material change report required under Subsection 75(2) of the Securities Act (Ontario) and the equivalent sections in the Securities Acts of Alberta and British Columbia.

MATERIAL CHANGE REPORT

Item 1 **Reporting Issuer:**

Reg. No. 82-3200

SIRIT Inc.
33 City Centre Drive, Suite 250
Mississauga, Ontario L5B 2N5

Item 2 **Date of Material Change:**

June 29, 2004

Item 3 **Press Release:**

News Release #04-10 dated June 29, 2004 issued by SIRIT Inc., Toronto, ON, and disseminated by CCN Matthews.

Item 4 **Summary of Material Change:**

SIRIT Inc. (TSX: SI) today announced the sale of its interest in one of its four remaining portfolio investments for gross cash proceeds of US$2,000,000, resulting in a gain in the second quarter, after expenses, of approximately US$1,200,000.

Item 5 **Full Description of Material Change:**

SIRIT Inc. (TSX: SI) today announced the sale of its interest in one of its four remaining portfolio investments for gross cash proceeds of US$2,000,000, resulting in a gain in the second quarter, after expenses, of approximately US$1,200,000.

"We continue to execute on our stated strategy to sell our remaining portfolio investments to support the growth of our RFID business in supply chain management and other markets," said Anastasia Chodarcewicz, CFO of SIRIT Inc.

The proceeds will be used to fund ongoing development and marketing initiatives.

Item 6 **Reliance on Subsection 75(3) of the *Securities Act* (Ontario) and the equivalent sections in the Securities Acts of Alberta and British Columbia:**

Not applicable.

Item 7 **Omitted Information:**

Not applicable.

Item 8 **Senior Officer:**

Anastasia Chodarcewicz, Chief Financial Officer and Corporate Secretary.

Item 9 **Statement of Senior Officer:**

The foregoing accurately discloses the material change referred to herein.

June 30, 2004
Mississauga, ON

SIRIT Inc.

"Anastasia Chodarcewicz"

Per: Anastasia Chodarcewicz
Chief Financial Officer and Corporate Secretary

This is the form of a material change report required under Subsection 75(2) of the Securities Act (Ontario) and the equivalent sections in the Securities Acts of Alberta and British Columbia.

MATERIAL CHANGE REPORT

Reg. No. 82-3200

Item 1 **Reporting Issuer:**

SIRIT Inc.
33 City Centre Drive, Suite 250
Mississauga, Ontario L5B 2N5

Item 2 **Date of Material Change:**

June 28, 2004

Item 3 **Press Release:**

News Release #04-09 dated June 28, 2004 issued by SIRIT Inc., Toronto, ON, and disseminated by CCN Matthews.

Item 4 **Summary of Material Change:**

SIRIT announced that it signed an agreement with Intel Corporation (NASDAQ: INTC) to collaborate on RFID reader technology.

Item 5 **Full Description of Material Change:**

Toronto, ON – June 29, 2004 – SIRIT Inc. (TSX: SI) today announced the sale of its interest in one of its four remaining portfolio investments for gross cash proceeds of US$2,000,000, resulting in a gain in the second quarter, after expenses, of approximately US$1,200,000. "We continue to execute on our stated strategy to sell our remaining portfolio investments to support the growth of our RFID business in supply chain management and other markets," said Anastasia Chodarcewicz, CFO of SIRIT Inc. The proceeds will be used to fund ongoing development and marketing initiatives.

Item 6 **Reliance on Subsection 75(3) of the *Securities Act* (Ontario) and the equivalent sections in the Securities Acts of Alberta and British Columbia:**

Not applicable.

Item 7 **Omitted Information:**

Not applicable.

Item 8 **Senior Officer:**

Anastasia Chodarcewicz, Chief Financial Officer and Corporate Secretary.

Item 9 **Statement of Senior Officer:**

The foregoing accurately discloses the material change referred to herein.

June 30, 2004
Mississauga, ON

SIRIT Inc.

"Anastasia Chodarcewicz"

Per: Anastasia Chodarcewicz
Chief Financial Officer and Corporate Secretary